Filed by American Tower Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.

(Commission File No.: 333-125328)

This filing relates to a planned business combination between American Tower Corporation (“American Tower”) and SpectraSite, Inc. (“SpectraSite”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 3, 2005 (the “Merger Agreement”), by and among American Tower, SpectraSite and Asteroid Merger Sub, LLC. The Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by American Tower on May 5, 2005.

On June 10, 2005, American Tower and SpectraSite issued the following joint press release:

American Tower and SpectraSite Set Date for

Special Meetings of Stockholders to Vote on Merger

Boston, Massachusetts and Cary, North Carolina – June 10, 2005 – American Tower Corporation (NYSE: AMT) and SpectraSite, Inc. (NYSE: SSI) announced today that each company will hold a special meeting of its stockholders on August 3, 2005 to vote on the proposed merger of American Tower and SpectraSite and other related proposals. Stockholders of record at the close of business on June 14, 2005 will be entitled to vote by proxy or in person at their respective meetings. A joint proxy statement/prospectus will be mailed to stockholders on or about June 23, 2005.

The American Tower special meeting will be held at 11:00 a.m., local time, on August 3, 2005 at the offices of Palmer & Dodge LLP, located at 111 Huntington Avenue, Boston, Massachusetts. The SpectraSite special meeting will be held at 11:00 a.m., local time, on August 3, 2005 at SpectraSite’s headquarters, located at 400 Regency Forest Drive, Cary, North Carolina.

About American Tower

American Tower is the leading independent owner, operator and developer of broadcast and wireless communications sites in North America. American Tower operates over 14,800 sites in the United States, Mexico, and Brazil, including approximately 300 broadcast tower sites. For more information about American Tower, please visit www.americantower.com.

About SpectraSite

SpectraSite, Inc., based in Cary, North Carolina, is one of the largest wireless tower operators in the United States. At December 31, 2004, SpectraSite owned or operated approximately 10,000 revenue producing sites, including 7,821 towers and in-building systems primarily in the top 100 markets in the United States. SpectraSite’s customers are leading wireless communications providers, including Cingular, Nextel, Sprint PCS, T-Mobile and Verizon Wireless. For more information about SpectraSite, please visit www.spectrasite.com.

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release regarding the proposed merger between American Tower and SpectraSite, the expected timing of related transactions and the expected timetable for completing the merger constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower’s and SpectraSite’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite stockholders to approve the transaction; and the ability of American Tower to successfully integrate SpectraSite’s operations and employees. Additional factors that may affect future results are contained in American Tower’s and SpectraSite’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s website www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this press release.

Important Additional Information

In connection with the proposed transaction, on May 27, 2005, American Tower filed with the SEC a preliminary Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite may obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC’s website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

Participants in Solicitation

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite stockholders in respect of the proposed transaction. Information regarding American Tower’s participants is available in American Tower’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite’s participants is available in SpectraSite’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such participants is included in the Registration Statement containing the Joint Proxy Statement/Prospectus filed with the SEC.

Contacts:	American Tower Corporation Brad Singer Chief Financial Officer (617) 375-7500	SpectraSite, Inc. Investor Relations Department (919) 465-6803 investorrelations@spectrasite.com